

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com




04046919

December 9, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: **U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
      File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: December 1-9, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED

DEC 2 9 2004

THOMSON
FINANCIAL

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : December 1, 2004 - December 9, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, A'' - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
365560	2004-12-02	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.6000	803,490

-1-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
365562	2004-12-02	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	1.6500	807,490						
365564	2004-12-02	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.6600	808,490						
365565	2004-12-02	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+100	1.6700	808,590						
365567	2004-12-02	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,900	1.6800	810,490						
365568	2004-12-03	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,300	1.5400	811,790						
365569	2004-12-03	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,600	1.6400	813,390						
365570	2004-12-03	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+400	1.6500	813,790						
365571	2004-12-06	2004-12-06	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.6000	816,290						
369714	2004-12-07	2004-12-10	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.5500	818,290						
369718	2004-12-08	2004-12-10	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.5000	819,290						